Exhibit 99.2

Table of contents

Interim management report		2
1.	First half of 2021 business update	2
2.	Financial highlights	4
3.	2021 outlook	5
4.	Risk factors	5
5.	Forward-Looking statements	6
Unaudited condensed consolidated interim financial statements as at and for the six months ended june 30, 2021 – Interim consolidated balance sheets		7
Unaudited condensed consolidated interim financial statements as at and for the six months ended june 30, 2021 – Interim consolidated statements of loss and other comprehensive loss		8
Unaudited condensed consolidated interim financial statements as at and for the six months ended june 30, 2021 – Interim consolidated statements of changes in equity		9
Unaudited condensed consolidated interim financial statements as at and for the six months ended june 30, 2021 – Interim consolidated statements of cash flows		10
Notes to the unaudited condensed interim consolidated financial statements		11
1.	General information	11
2.	Significant accounting policies	11
3.	Critical accounting estimates and assumptions	13
4.	Segment Reporting	13
5.	Fair Value	13
6.	Subsidiaries	13
7.	Property, Plant and Equipment	14
8.	Intangible assets	14
9.	Right of use assets and lease liabilities	14
10.	Trade and Other receivables	15
11.	Other current assets	15
12.	Cash and cash equivalents	15
13.	Capital, Share Premium, Reserves	16
14.	Share-Based compensation	17
15.	Financial Debt	18
16.	Trade payables	19
17.	Other payables	19
18.	Results of operation	20
19.	Earnings Per Share (EPS)	23
20.	Other commitments	23
21.	Related Party Transactions	23
22.	Events after the Balance-Sheet Date	24
Responsibility statement		25

Interim management report

1.	First half of 2021 business update

A.	CLINICAL UPDATE

DREAM US: IDE PIVOTAL STUDY

In June 2020, the United States Food and Drug Administration ("FDA") approved Nyxoah IDE application, allowing the Company to commence its pivotal DREAM trial of the Genio® system. The DREAM trial is a multicentre, prospective, open-label trial during which each participant who undergoes implantation of the Genio® system will be followed for five years post-implantation to assess the safety and efficacy of the Genio® system in patients with moderate to severe obstructive sleep apnea ("OSA"). The Company initiated the DREAM trial as an IDE pivotal trial to support an application seeking FDA marketing authorization and ultimately, reimbursement in the United States for bilateral hypoglossal nerve stimulation for the treatment of moderate to severe OSA. The trial is expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints. The Company has identified 25 centres for the trial, including up to 18 in the United States. 16 centers are currently active and enrolling patients in the United States.

The primary safety endpoint is incidence of device-related severe adverse events ("SAEs") at 12-months post implantation. One of the co-primary effectiveness endpoints is the percentage of responders with at least a 50% reduction on the apnea-hypopnea index ("AHI") with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, together with a 25% reduction on the oxygen desaturation index ("ODI") between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrolment if they failed, did not tolerate or refused positive airway pressure ("PAP") treatment. Patients with a body mass index above 32 kg/m2, a complete concentric collapse ("CCC") observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.

The Company anticipates to complete patient enrolment in the fourth quarter of 2021, initial 12-month data are expected to be available one year later. No SAEs have been reported to date.

BETTER SLEEP: SAFETY AND PERFORMANCE ON BOTH CCC AND NON-CCC PATIENTS

The Company is currently conducting the BETTER SLEEP trial, a multicentre, prospective, open-label, two-group clinical trial, designed to assess the long-term safety and performance of the Genio® system for the treatment of adult OSA patients with and without CCC of the soft palate over a period of 36 months post-implantation. The BETTER SLEEP trial includes a subgroup of CCC patients, which is a patient population that is contraindicated for unilateral hypoglossal nerve stimulation.

In the BETTER SLEEP trial, 42 patients were implanted with the Genio® system, 18 of which have CCC (or 42.9% of the total implanted population). The primary safety endpoint was the incidence of device-related SAEs six months post-implantation. The primary performance endpoint was the change in the AHI score from baseline to six months post-implantation measured by counting the number of events (apnea or hypopnea) that occur per hour collected during an overnight sleep study. Patients with moderate to severe AHI scores (15 < AHI < 65) and aged between 21 and 75 years were eligible for enrolment if they failed, refused or did not tolerate PAP treatment. Patients with a body mass index above 32 kg/m2 were excluded. The trial has been authorized by the Australian and New Zealand regulatory authorities and is being conducted in nine local medical centres.

In June 2021, the Company announced the following preliminary top-line results from the BETTER SLEEP trial:

•	a statistically significant mean reduction in the AHI score from baseline to six months post-implantation in the full-analysis patient population (both CCC and non-CCC patients);

•	a statistically significant mean reduction in AHI from baseline to six months post-implantation in the CCC patient subgroup; and

•	a statistically significant mean reduction in AHI from baseline to six months post-implantation in the non-CCC patient subgroup.

The results above reflect efficacy data from the Modified Intent To Treat ("mITT") analysis population, which consisted of 40 patients, including 17 CCC patients. The mITT analysis population excluded two patients who did not complete a six-month visit, one because of an infection and one because of device migration.

With respect to the primary safety endpoint, preliminary unadjudicated safety data showed four SAEs in three patients during the six-month post-implantation period. Of those, two SAEs in one patient were reported as device related, one SAE in one patient was reported as procedure and device related, and one SAE in one patient was reported as unrelated to procedure or device. Final review and adjudication of SAEs and adverse events ("AEs") have not yet been completed by an independent clinical events committee and as a result the characterization of SAEs or AEs could be subject to change.

While additional data, including responder rates, remains subject to ongoing review and continues to be analysed, the Company observed in the per protocol group a 70% responder rate in the non-CCC patient subgroup based on the Sher criteria. The per protocol group consisted of 35 patients and excluded five patients from the mITT analysis population: two of these patients were lost to follow-up, one patient did not comply with the study protocol, and two patients were removed from the study by the investigator, one for hostility towards staff and one having returned to continuous positive airway pressure, therapy.

The Company expects to announce additional data with respect to the trial as further analyses are conducted and seeks to publish the full data set from the trial in a peer-reviewed publication. There will be no additional enrolment in the BETTER SLEEP trial. However, the Company will continue to monitor patients in the evaluable patient population and plan to continue evaluating over the course of three years following implantation.

The Company intends to use the clinical evidence from the subgroup of patients who exhibit CCC to seek a potential indication expansion of the CE mark for the Genio® system. To this end, Nyxoah has initiated discussion with its EU Notified Body with regards to using the Genio® system with patients demonstrating CCC at the soft palate level.

In the United States, Nyxoah plans on pursuing the FDA breakthrough device designation for the Genio® system in order to shorten the approval path to treat CCC patients.

B.	REIMBURSEMENT AND MARKET DEVELOPMENT

In Germany, the Company successfully transferred the existing NUB (Neue Untersuchungs- und Behandlungsmethoden) coding into a dedicated diagnosis related group ("DRG") code for hypoglossal nerve stimulation. In Switzerland, reimbursement under an OSA-specific DRG code from the Federal Statistic Office was obtained.

A new reimbursement dossier for Hypoglossal Nerve Stimulation has been submitted in Belgium.

Nyxoah was also preparing market entry in targeted European countries by actively engaging centres of excellence where funding was already obtained.

C.	EUROPEAN COMMERCIALISATION

Nyxoah commercial proof of concept consists of a two-step approach: 12 months after DRG reimbursement, becoming German market leader in the Tier 1 accounts (i.e. centres of excellence) and 24 months after DRG reimbursement, becoming market leader in Germany. In the first half of 2021, 20 Genio® systems were implanted in the Tier 1 accounts in Germany.

Next to the Tier 1 accounts, Nyxoah trained and activated 7 additional accounts, based on their growth potential, existing hypoglossal nerve stimulation experience and interest in the Genio® system. Compared to the first quarter of 2021, the number of Nyxoah active accounts increased from 2 active to 12 active accounts, representing a 6-time increase.

In addition, Nyxoah invested in building a German commercial organization by having 8 full time employees in Germany led by a country director. All these employees were trained and were operational by the end of June. The recruitment of two additional sleep experts, who will interact directly with sleep labs and patients, is ongoing.

For the six months ended June 30, 2021, €355 thousand have been recognised as revenue. Additionally, €100 thousand of revenue generated during the second quarter will only be recognised in the third quarter due to an administrative delay in one of German hospital finance departments.

In 2021, the focus is to further drive therapy expansion by entering new markets. During the second quarter of 2021, we were able to generate revenue in Spain and Belgium.

D.	OPERATIONS

From a manufacturing perspective, despite COVID-19, the Company was able to continue producing Genio® devices in sufficient quantities to meet the Company’s needs.

A TechTransfer to Belgium, building a second manufacturing facility, has been rolled out. In the first half of 2021, the first phase was successfully completed by having external components of our Genio® system manufactured in Belgium. By the end of 2021, the TechTransfer should be completed resulting in a full operational Belgian manufacturing site.

E.	PIPELINE BUILDING

In January 2021, the Company and Vanderbilt University completed a partnership agreement which gives Nyxoah an exclusive worldwide license from Vanderbilt University, to develop, use, grant sublicense and commercialize products, with a new mechanism of action stimulating the Ansa Cervicalis nerve, in the field of sleep disordered breathing conditions and comorbidities of such conditions. The Company will also work together with Vanderbilt University to continue prosecution of patent applications made by Vanderbilt.

The Company has started the development of this new technology in collaboration with US and German key opinion leaders.

F.	US NASDAQ IPO

On June 10, 2021, the Company filed a registration statement on Form F-1 with the United States Securities and Exchange Commission ("SEC"). The proposed offering of ordinary shares in the United States was made only by means of a prospectus. On June 25, 2021, the Company announced the launch of an underwritten registered initial public offering of ordinary shares in the United States (the "Offering").

On July 7, 2021, the Company closed its Offering in the United States of 2,835,000 ordinary shares at a price to the public of US$30 per share for total gross proceeds of US$85.1 million before deducting underwriting discounts and commissions and estimated offering expenses. In addition, the underwriters of the Offering exercised their option to purchase additional shares in full. The option to purchase additional shares granted to the underwriters was for the purchase of up to an additional 425,250 new ordinary shares, at the public offering price of US$30 per share, before underwriting discounts and commissions. On July 9, 2021, the Company closed the exercise of this option. This exercise brought the total gross proceeds of the Offering to US$97.8 million before deducting underwriting discounts and commissions and estimated offering expenses.

2.	Financial highlights

Revenue was €0.4 million for the six months ended June 30, 2021, compared to no revenue for the six months ended June 30, 2020. The increase in revenue was attributable to the Company’s commercialization of the Genio® system mainly in Germany, and to a lesser extent, Spain and Belgium.

Cost of goods sold was €0.1 million for the six months ended June 30, 2021, compared to no cost for the six months ended June 30, 2020. The increase in cost of goods sold was attributable to the sales of the Genio® system in Europe.

General and administrative expenses increased by €2.4 million, or 99%, from €2.4 million for the six months ended June 30, 2020 to €4.8 million for the six months ended June 30, 2021 mainly due to an increase in consulting and contractors’ fees. The increase in consulting and contractors’ fees includes variable compensations for an amount of €0.3 million for the six months ended June 30, 2020 and €1.9 million for the six months ended June 30, 2021 related to a cash-settled share based payment transaction and an increase of consultant services to support the company in legal, finance, tax and IT matters.

Before capitalization of €0.6 million for the six months ended June 30, 2021, and €0.6 million for the six months ended June 30, 2020, research and development expenses increased by €1.1 million, or 173%, from €0.7 million for the six months ended June 30, 2020, to €1.8 million for the six months ended June 30, 2021, due to an increase in staff and consulting costs to support our R&D activities. The Company started as of January 2021 to amortize its intangible assets. This explains the significant increase of depreciation expenses for the six months ended June 30, 2021, compared to the same period in 2020.

Before capitalization of €3.1 million for the six months ended June 30, 2021, and €1.4 million for the six months ended June 30, 2020, clinical expenses increased by €1.8 million, or 96%, from €1.9 million for the six months ended June 30, 2020, to €3.7 million for the six months ended June 30, 2021. The increase in the expenses was mainly due to an increase in staff and consulting to support the completion of the BETTER SLEEP trial implantations, continuous recruitment for the EliSA trial and the ongoing DREAM IDE trial in the United States.

Before capitalization of €0.3 million for the six months ended June 30, 2021, and €1.2 million for the six months ended June 30, 2020, manufacturing expenses increased by €1.0 million, or 72% from €1.4 million for the six months ended June 30, 2020, to €2.4 million for the six months ended June 30, 2021. The increase in the expenses was mainly due to an increase in staff, in production and engineering team to support capacity and yield improvement. In addition, manufacturing expenses increased for the six months ended June 30, 2021, compared to the same period of 2020 due to the increase demand of our Genio® system for non-commercial purposes (clinical trials, development activities, etc) and, therefore, the increase of associated production costs.

Before capitalization of €0.2 million for the six months ended June 30, 2021, and €0.5 million for the six months ended June 30, 2020, quality assurance and regulatory expenses increased by €0.3 million, or 44% from €0.6 million for the six months ended June 30, 2020, to €0.9 million for the six months ended June 30, 2021. The increase in the expenses was mainly due to an increase in staff and QA & regulatory activities to support manufacturing scaling up process.

Before capitalization of €0.2 million for the six months ended June 30, 2020, patents fees and related expenses increased by €0.5 million, or 199 % from €0.3 million for the six months ended June 30, 2020, to €0.8 million for the six months ended June 30, 2021, due to expenses related the in-licensing agreement with Vanderbilt University.

Therapy development expenses increased by €0.7 million or 97 % from €0.8 million for the six months ended June 30, 2020, to €1.5 million for the six months ended June 30, 2021. The increase in the expenses was mainly due to an increase in staff and consulting, to support the launch of the commercialization in Europe.

The Company had other operating expenses of €0.1 million for the six months ended June 30, 2021, and had other operating income of €0.2 million for the six months ended June 30, 2020, the evolution being mainly due to the impact of the initial measurement and re-measurement of the financial debt.

Nyxoah realized a net loss of €12.6 million for the six months ended June 30, 2021, compared to a net loss of €4.3 million for the six months ended June 30, 2020.

Cash and cash equivalents

On June 30, 2021, cash and cash equivalents totalled €79.2 million, compared to €92.3 million on December 31, 2020. The decrease in cash and cash equivalents resulted mainly from net cash flows used in operating activities of €8.4 million and net cash used in investing activities of €4.5 million.

3.	2021 outlook

The Company expects to begin marketing in Switzerland, Nordic countries and Italy in the second half of 2021 and an increase of revenue generated in the countries where we are already present.

In the US, the Company expects to complete enrolment in the DREAM IDE trial by the fourth quarter of 2021.

Nyxoah looks forward to opening its manufacturing facility in Belgium to further scale-up production capacity.

Following the capital increase related to the Nasdaq IPO and based on the current objectives of the Company’s business plan, Nyxoah expects that its existing cash and cash equivalents will fund planned operating and capital expense requirements in line with the Company’s strategic priorities (European commercialisation, US market entry, clinical data building, driving innovation/pipeline and scaling-up the organisation).

4.	Risk factors

We refer to the description of risk factors in the Company's 2020 annual report, pp. 43-67 as supplemented by the description of risk factors in our prospectus on Form F-1 filed with the SEC, pp. 12-65. In summary, the principal risks and uncertainties faced by us relate to: our financial situation and need for additional capital, clinical development of our product candidates, commercialization and reimbursement of our product candidates, our dependence on third parties and on key personnel, the markets and countries in which we operate, the manufacturing of our product candidates, legal and regulatory compliance matters, our intellectual property, our organization and operations.

5.	Forward-Looking statements

This interim management report contains forward-looking statements. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Nyxoah’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including Nyxoah’s expectations regarding the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; Nyxoah’s reliance on collaborations with third parties; estimating the commercial potential of Nyxoah’s product candidates; Nyxoah’s ability to obtain and maintain protection of intellectual property for its technologies; Nyxoah’s limited operating history; and Nyxoah’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Nyxoah’s U.S. SEC filings, including in Nyxoah’s most recent prospectus on Form F-1 filed with the SEC and in Nyxoah’s 2020 annual report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Nyxoah expressly disclaims any obligation to update any such forward-looking statements in this document, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by applicable law or regulation.

unaudited condensed consolidated interim financial statements as at and for the six months ended june 30, 2021

NYXOAH SA

INTERIM CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands)

		As at
		June 30	December 31
	Notes	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	7	€1 412	€713
Intangible assets	8	19 313	15 853
Right of use assets	9	3 092	3 283
Deferred tax asset		40	32
Other long-term receivables		115	91
		€23 972	€19 972
Current assets
Inventory		83	55
Trade receivables	10	299	-
Other receivables	10	1 830	1 644
Other current assets	11	3 054	109
Cash and cash equivalents	12	79 171	92 300
		€84 437	€94 108
Total assets		€108 409	€114 080

EQUITY AND LIABILITIES
Capital and reserves
Capital	13	3 808	3 796
Share premium	13	151 286	150 936
Share based payment reserve	14	2 650	2 650
Currency translation reserve	13	341	149
Retained earnings	13	(72 949)	(60 341)
Total equity attributable to shareholders		€85 136	€97 190

LIABILITIES
Non-current liabilities
Financial debt	15	7 913	7 607
Lease liability	9	2 676	2 844
Pension liability		37	37
		€10 626	€10 488
Current liabilities
Financial debt	15	758	616
Lease liability	9	493	473
Trade payables	16	4 967	1 190
Other payables	17	6 429	4 123
		€12 647	€6 402
Total liabilities		€23 273	€16 890
Total equity and liabilities		€108 409	€114 080

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

unaudited condensed consolidated interim financial statements as at and for the six months ended june 30, 2021

NYXOAH SA

Interim consolidated statements of loss and other comprehensive loss

(unaudited)

(in thousands)

		For the six months ended June 30
	Notes	2021	2020
Revenue	18	€355	€-
Cost of goods sold	18	(115)	-
Gross profit		€240	€-
General and administrative expenses	18	(4 777)	(2 400)
Research and development expenses	18	(1 255)	(56)
Clinical expenses	18	(631)	(509)
Manufacturing expenses	18	(2 171)	(207)
Quality assurance and regulatory expenses	18	(642)	(86)
Patents fees & Related	18	(793)	(107)
Therapy Development expenses	18	(1 502)	(761)
Other operating income / (expenses), net	18	(97)	184
Operating loss for the period		€(11 628)	€(3 942)
Financial income		43	82
Financial expense		(899)	(416)
Loss for the period before taxes		€(12 484)	€(4 276)
Income taxes		(124)	(24)
Loss for the period		€(12 608)	€(4 300)

Loss attributable to equity holders[1]		€(12 608)	€(4 300)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		192	(89)
Total comprehensive loss for the year, net of tax		€(12 416)	€(4 389)
Loss attributable to equity holders[1]		€(12 416)	€(4 389)

Basic Earnings Per Share (in EUR)[2]	19	€(0.570)	€(0.262)
Diluted Earnings Per Share (in EUR)	19	€(0.570)	€(0.262)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

1 For the six months ended June 30, 2021 and 2020, the loss is fully attributable to equity holders of the Company as the Company does not have any non-controlling interests.

2 Based on number of Shares after the share split reflecting resolution approved by the Shareholders’ Meeting on 12 February 2020. See Notes 13 and 19.

unaudited condensed consolidated interim financial statements as at and for the six months ended june 30, 2021

NYXOAH SA

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

(in thousands)

	Attributable to owners of the parent
	Common shares	Preferred shares	Share premium	Share based payment reserve	Currency translation reserve	Retained earnings	Total
Balance at January 1, 2021	€3 796	-	€150 936	€2 650	€149	€(60 341)	€97 190
Loss for the period	-	-	-	-	-	(12 608)	(12 608)
Other comprehensive loss for the period	-	-	-	-	192	-	192
Total comprehensive loss for the period	-	-	-	-	€192	€(12 608)	€(12 416)
Issuance of shares for cash	12	-	350	-	-	-	362
Total transactions with owners of the company recognized directly in equity	12	-	350	-	-	-	362
Balance at June 30, 2021	€3 808	-	€151 286	€2 650	€341	€(72 949)	€85 136
	Attributable to owners of the parent
	Common shares	Preferred shares	Share premium	Share based payment reserve	Currency translation reserve	Retained earnings	Total
Balance at January 1, 2020	€1 122	€1 359	€47 668	€420	€207	€(48 415)	€2 361
Loss for the period	-	-	-	-	-	(4 300)	(4 300)
Other comprehensive loss for the period	-	-	-	-	(89)	-	(89)
Total comprehensive loss for the period	-	-	-	-	€(89)	€(4 300)	€(4 389)
Equity-settled share-based payments
Granted during the period	-	-	-	786	-	-	786
Cancelled and forfeited during the period	-	-	-	(313)	-	313	-
Conversion of preferred shares to common shares	1 359	(1 359)	-	-	-	-	-
Issuance of shares for cash	436	-	24 624	-	-	-	25 060
Transaction cost	-	-	(96)	-	-	-	(96)
Total transactions with owners of the company recognized directly in equity	1 795	(1 359)	24 528	473	-	313	25 750
Balance at June 30, 2020	€2 917	-	€72 196	€893	€118	€(52 402)	€23 722

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

unaudited condensed consolidated interim financial statements as at and for the six months ended june 30, 2021

NYXOAH SA

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

		For the six months ended June 30
	Notes	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(12 484)	€(4 276)
Adjustments for
Finance income		(43)	(82)
Finance expenses		899	416
Depreciation and impairment of property, plant and equipment and right-of-use assets	7,9	377	259
Amortization of intangible assets	8	428	-
Share-based payment transaction expense	14	-	786
Other non-cash items		11	(161)
Cash generated before changes in working capital		€(10 812)	€(3 058)
Changes in working capital
Increase in inventory		(27)	-
Increase in trade and other receivables	10,11	(3 463)	(1 127)
Increase in trade and other payables	16,17	6 061	192
Cash generated from changes in operations		€(8 241)	€(3 993)
Interests received		-	2
Income tax paid		(111)	(28)
Net cash used in operating activities		€(8 352)	€(4 019)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(795)	(120)
Capitalization of intangible assets	8	(3 726)	(3 535)
Net cash used in investing activities		€(4 521)	€(3 655)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(236)	(209)
Repayment of other loan		(42)	(21)
Interests paid		(258)	(4)
Repayment of recoverable cash advance	15	(105)	-
Proceeds from convertible loan		-	1 000
Proceeds from issuance of shares, net of transaction costs	13	362	24 964
Other financial costs		(10)	-
Net cash generated from financing activities		€(289)	€25 730
Movement in cash and cash equivalents		€(13 162)	€18 056
Effect of exchange rates on cash and cash equivalents		33	(31)
Cash and cash equivalents at January 1	12	€92 300	€5 855
Cash and cash equivalents at June 30	12	€79 171	€23 880

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

nyxoah sa

notes to the unaudited condensed interim consolidated financial statements

1.	General information

Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio® system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio® system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio® system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.

The Company has established three wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia) and Nyxoah Inc. since May 14, 2020 (located in the USA).

The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of June 30, 2021 and for the six months ended June 30, 2021 have been authorized for issue on August 27, 2021 by the Board of Directors of the Company.

2.	Significant accounting policies

Basis of Preparation of the interim condensed consolidated financial statements

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB). They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2020.

Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2021, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2020.

The consolidated financial statements are presented in thousands of Euros (€) and all values are rounded to the nearest thousand, except when otherwise indicated (e.g. € million).

The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

The areas involving a higher degree of judgement or complexity, are areas where assumptions and estimates are significant to the consolidated financial statements. The critical accounting estimates used in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2020.

An entity shall determine the net defined benefit liability (asset) with sufficient regularity that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the end of the reporting period. The current pension obligation results from defined benefit liability does not materially differ on a half year basis therefore the Company has determined to recognize the net defined benefit liability on annual basis being at the end of the reporting period.

Going concern principle

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis. As at June 30,2021, the Company had cash and cash equivalents of €79.2 million. Based on cash flow forecasts for the years 2021 and 2022, which include significant expenses and cash outflows in relation to – among others – the ongoing clinical trials, the continuation of research and development projects, and the scaling up of the Company’s manufacturing facilities and the net proceeds received from the initial public offering on Nasdaq in July 2021 for a total gross proceeds of US$97.8 million (see subsequent events), the Company believes that this cash position will be sufficient to meet the Company’s capital requirements and fund its operations for at least 12 months as from the date these financials are authorized for issuance.

New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2021

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Company:

-	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (applicable for annual periods beginning on or after January 1, 2021, but not yet endorsed in the EU).

Significant events and transactions of the interim period:

The company generated its first commercial sales in July 2020. In the six months ended June 30, 2021, the Company generated revenue in Germany, Spain and Belgium. See note 18.

In the six months ended June 30, 2021, the Company entered into an exclusive license agreement with Vanderbilt University. This agreement allows the Company to develop new neurostimulation technologies for the treatment of sleep disordered breathing conditions based on inventions and patents owned by Vanderbilt University, which will potentially expand the Company’s future pipeline. Under the agreement, the Company paid to Vanderbilt an upfront license issue fee of approximately US$0.65 million. The Company may be required to make minimum annual royalty payments to Vanderbilt of up to US$0.3 million in 2024 and 2025, up to US$0.5 million in 2026 and 2027, and up to US$1 million in 2028 and each year thereafter, which are creditable against the earned payments of up to an aggregate of US$13.75 million in connection with patent issuance, clinical studies, regulatory approvals and net sales milestones. The Company may also be required to pay Vanderbilt a low to mid double digit percentage, not to exceed 40%, of any non-royalty sublicensing revenue that the Company receives. The Vanderbilt Agreement, including the royalty obligations thereunder, will continue on a licensed product-by-licensed product and country-by-country basis until the expiration date of the last-to-expire licensed patent in each country. Either the Company or Vanderbilt may terminate the Vanderbilt Agreement in the event the Company fails to make a payment to Vanderbilt, breach of default the Company’s diligence obligations or breach or default on any other material term, and if the Company fail to make such payment or cure such breach or default within 60 days of written notice from Vanderbilt. The Company may terminate the agreement by providing 120 days advance notice to Vanderbilt. During the six months ended June 30, 2021, the upfront license issue for and past patenting costs relating to this agreement were expensed as occurred. See note 18.

On June 10, 2021, the Company filed a registration statement on Form F-1 with the SEC which was not yet effective. The proposed offering of ordinary shares in the United States was made only by means of a prospectus. On June 25, 2021, the Company has announced that it is launching an underwritten registered public offering of 2,760,000 ordinary shares in the United States. Refer to note 22. Events after the balance-sheet date for more information.

3.	Critical accounting estimates and assumptions

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.

Refer to the disclosure note 5 from the Group’s 2020 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.

4.	Segment Reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

5.	Fair Value

The carrying amount of cash and cash equivalents, trade receivables, other receivables and other current assets approximate their value due to their short-term character. Derivatives financial instruments, such as foreign exchange forward contracts, are also measured at fair value. However, none of the contracts were on-going at period end.

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The current liabilities include the liability related to the cash-settled share-based payment transactions which is measured at fair value, i.e. the share price of the Company at reporting date.

The fair value of non-current liabilities (financial debt and other non-current liabilities) is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3.

	Carrying value		Fair value
(in EUR 000)	As at June 30, 2021	As at December 31, 2020	As at June 30, 2021	As at December 31, 2020
Financial Assets
Other long-term receivables (level 3)	115	91	115	91
Trade and other receivables (level 3)	2 129	1 644	2 129	1 644
Other current assets (level 3)	3 054	109	3 054	109
Cash and cash equivalents (level 1)	79 171	92 300	79 171	92 300

Financial liabilities
Financial debt (level 3)	271	313	248	250
Recoverable cash advances (level 3)	8 400	7 910	8 400	7 910
Trade and other payables (level 1 and 3)	11 396	5 313	11 396	5 313

6.	Subsidiaries

For all periods that are mentioned in this report, the Company owns 100% of the shares of Nyxoah LTD, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.00.

The Company also owns 100% of the shares of Nyxoah PTY LTD, an Australian company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

In May 2020, the Company incorporated Nyxoah Inc, an US-based company located in Delaware with a share capital of USD 1.00. The Company owns 100% of the shares of Nyxoah Inc.

7.	Property, Plant and Equipment

For the six months ended June 30, 2021, acquisitions were mainly related to furniture and office equipment for a total amount of €0.3 million (2020: €0.0 million), to leasehold improvements and laboratory equipment for €0.0 million (2020: €0.1 million) and to assets under construction for €0.5 million (2020: €0.0 million). The investment in assets under construction relates to the construction of new clean rooms.

The depreciation charge amounts to €0.1 million in 2021 and to €0.1 million in 2020 for the six months ended June 30.

8.	Intangible assets

There is only one development project : The Genio® system. Refer to note 2.1.

(in EUR 000)	Development cost	Patents and licenses	Total
Cost
Opening value at January 1, 2020	5 311	335	5 646
Additions	3 366	158	3 524
Exchange difference	99	-	99
Gross value at June 30, 2020	8 776	493	9 269
Opening value at January 1, 2021	15 262	591	15 853
Additions	3 726	-	3 726
Exchange difference	166	-	166
Gross value at June 30, 2021	19 154	591	19 745
Amortization
Opening amortization at January 1, 2021	-	-	-
Amortization	(428)	-	(428)
Exchange difference	(4)	-	(4)
Amortization at June 30, 2021	(432)	-	(432)
Net book value at June 30, 2020	8 776	493	9 269
Net book value at June 30, 2021	18 722	591	19 313

The Company started amortizing the first-generation Genio® system in 2021. The amortization amounted to €0.4 million for the six months ended June 30, 2021 and is included in Research and development expenses (€0.4 million) and in Clinical expenses (€0.0 million).

The Company continues to incur in 2021 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €3.7 million and €3.4 million for the six months ended June 30, 2021, and 2020, respectively.

9.	Right of use assets and lease liabilities

For the six months ended June 30, 2021, the Company did enter into new lease agreements for €0.0 million, compared to €0.4 million for the preceding period of six months ended June 30, 2020. The repayments of lease liabilities amounted to €0.2 million (2020: €0.2 million). The depreciations on the right of use assets amounted to €0.3 million and €0.2 million for the six months ended June 30, 2021, and 2020, respectively.

10.	Trade and Other receivables

	As at
	June 30	December 31
(in EUR 000)	2021	2020
Trade receivables	299	-
R&D incentive receivable (Australia)	1 384	951
VAT receivable	395	607
Current tax receivable	5	(3)
Other	46	89
Total trade and other receivables	2 129	1 644

R&D incentive receivables relates to incentives received in Australia as support to the clinical trials and the development of the Genio® system.

The increase of €0.3 million in trade receivables as at June 30, 2021 is due to generated revenue by the Company in Germany, Spain and Belgium. The increase of €0.4 million in the R&D incentive receivable (Australia) relates to additional R&D incentives obtained during 2021. The decrease of €0.2 million in VAT receivable is mainly due to lower VAT receivable in Belgium.

11.	Other current assets

	As at
	June 30	December 31
(in EUR 000)	2021	2020
Prepaid transaction costs	2 916	-
Other prepaid	138	109
Total other current assets	3 054	109

Prepaid transaction costs were incurred in anticipation of the closing on July 7, 2021 of the initial public offering in the United States of its new ordinary shares and the underwriters’ full exercise of option to purchase additional shares. The Company is deferring those costs at the end of the reporting period and will subsequently reclassify them as a deduction from the share premium when the equity instruments are issued. Refer to note 22. Events after the balance-sheet date for more information.

12.	Cash and cash equivalents

	As at
	June 30	December 31
(in EUR 000)	2021	2020
Short term deposit	-	28
Three months term deposit	6	6
Current accounts	79 165	92 266
Total cash and cash equivalents	79 171	92 300

13.	Capital, Share Premium, Reserves

Evolution of the share capital and share premium over the six months ended June 30, 2021 and 2020:

(Number of shares (1) except otherwise stated)	Common shares	Preferred shares	Total of shares	Par value (EUR)	Share capital	Share premium
January 1, 2020 (adjusted for share split in 2020)	6 728 500	8 150 500	14 879 000	0.17	2 481	47 668
February 21,2020 - Conversion of preferred shares to common shares	8 150 500	(8 150 500)	-	-	-	-
February 21, 2020 - Capital increase	2 100 000	-	2 100 000	0.21	436	24 624
June 30, 2020 (adjusted for share split in 2020)	16 979 000	-	16 979 000	0.17	2 917	72 292
September 7,2020 - Exercise warrants	44 500	-	44 500	0.17	8	222
September 21, 2020 - IPO	4 335 000	-	4 335 000	0.17	745	72 950
September 21, 2020 - Convertible loan	65 359	-	65 359	0.17	11	989
September 29, 2020 - Exercise warrants	650 250	-	650 250	0.17	112	10 943
October 28, 2020 - Exercise warrants	23 500	-	23 500	0.17	4	117
December 31, 2020 (adjusted for share split in 2020)	22 097 609	-	22 097 609	0.17	3 796	157 514
February 22, 2021 - Capital increase	10 000	-	10 000	0.17	2	50
June 23, 2021 - Capital increase	60 000	-	60 000	0.17	10	300
June 30, 2021	22 167 609	-	22 167 609	0.17	3 808	157 864

On February 21,2020, the Company, its shareholders and a new investor (ResMed Inc.) signed a subscription agreement with respect to an aggregate capital increase in the Company of €25.1 million (including share premium) in exchange for 2,100,000 (after conversion) new shares in the Company.

Pursuant to the terms and conditions of the subscription agreement, the shareholders’ meeting adopted on February 21, 2020 the following resolutions:

•	the conversion of all preferred shares into common shares,

•	the cancellation of the outstanding Series B Anti-Dilution Warrants and Series B2 Anti-Dilution Warrants

•	share split at a 500:1 ratio to reduce the value per individual share of the Company, and

•	the amount of preferred and common shares above are adjusted for share split of 500:1.

On September 7, 2020, pursuant to the exercise of warrants, the aggregate capital of the Company increased with €0.2 million (including share premium) in exchange for 44,500 new shares in the Company.

On September 21, 2020, the Company acknowledged the following transactions that were conditionally approved by the shareholders’ meeting on September 7, 2020:

The Initial Public Offering (IPO) resulted in an aggregate capital increase in the Company of €73.7 million (including share premium) in exchange for 4,335,000 new shares in the Company at the price of EUR 17 per share. The conversion of a convertible loan of €1.0 million in shares resulted (triggered by the IPO) in an aggregate capital increase in the Company of €1.0 million (including share premium) in exchange for 65,359 new shares in the Company. The convertible loan was entered into between the Company and Noshaq SA (“Noshaq”) on June 26, 2020 for an amount of €1.0 million. The convertible loan had a non-compounding interest rate of 2.50% per annum. The trigger events for a mandatory conversion were (i) an initial public offering, (ii) qualifying financing and (iii) a trade sale. If no mandatory conversion has taken place on or prior to the second anniversary of date of the loan, the Company will be able to opt for an optional conversion to force Noshaq to convert the entire outstanding Principal Amount at nominal value into new shares. The convertible loan was accounted for prior to conversion at fair value with changed in fair value through the profit or loss. Change in fair value of this conversion feature between the issue date and the conversion date is immaterial.

(1) The numbers for the common and preferred shares have been retrospectively adjusted for the stock split.

As part of the IPO, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium. The proceeds from the IPO net of transaction costs amounted to €67.2 million. For the other capital increases the transaction costs amounted to €0.1 million.

On September 29, 2020, pursuant to the exercise of the “Over-allotment Warrant” that was conditionally issued on September 7, 2020, the aggregate capital of the company increased with €11.1 million (including share premium) in exchange for 650,250 new shares in the Company.

On October 28, 2020, pursuant to the exercise of warrants, the aggregate capital of the Company increased with €0.1 million (including share premium) in exchange for 23,500 new shares in the Company.

On February 22, 2021, the Company issued 10,000 new shares for an aggregate capital increase of €0.1 million (including share premium).

On June 23, 2021, the Company issued 60,000 new shares for an aggregate capital increase of €0.3 million (including share premium).

14.	Share-Based compensation

Equity-settled share-based payment transactions

As of June 30, 2021, the Company had four outstanding equity-settled share-based incentive plans, including (i) the 2013 warrants plan (the 2013 Plan), (ii) the 2016 warrants plan (the 2016 Plan), (iii) the 2018 warrants plan (the 2018 Plan), and (iv) the 2020 warrants plan (the 2020 Plan). The Company had an extraordinary shareholders’ meeting on February 21, 2020 where it was decided to achieve a share split in a ratio of 500:1. Per warrant issued before February 21, 2020, 500 common shares will be issuable.

The Company has recognized €0.0 million and €0.8 million share-based payment expense for the six months ended June 30, 2021 and 2020, respectively. All equity-settled share-based payment transactions have fully vested and are fully exercisable as from September 7, 2020, i.e., ten business days prior to the IPO on September 21, 2020.

Cash-settled share-based payment transactions

The Company has signed service agreements with ActuaRisk Consulting SRL in 2014 and with Mr. Kezirian in 2015. Both arrangements qualify as a cash-settled share-based payment transaction.

The liability for the cash-settled share-based payment arrangements amounted to €3.7 million at June 30, 2021 and €1.8 million at December 31, 2020, with an expense recognized in general and administrative expense of €1.9 million and €0.3 million in the six months ended June 30, 2021, and 2020, respectively. The total intrinsic value of the fully vested liability was €3.7 million at June 30, 2021 and was as €1.8 million at December 31, 2020.

The arrangement with Mr. Kezirian has been exercised on September 21, 2020 following the IPO with a total payment of €1.5 million in September 2020. The arrangement with ActuaRisk Consulting SRL has vested in full on September 21, 2020 and is exercisable as from March 21, 2021.

15.	Financial Debt

Financial debt consists of recoverable cash advances and other loans. Related amounts can be summarized as follows:

	As at
	June 30	December 31
(in EUR 000)	2021	2020
Recoverable cash advances - Non-current	7 746	7 419
Recoverable cash advances - Current	654	491
Total Recoverable cash advances	8 400	7 910
Other loan - Non-current	167	188
Other loan - Current	104	125
Total Other loan	271	313
Non-current	7 913	7 607
Current	758	616
Total Financial Debt	8 671	8 223

Financial debt related to recoverable cash advances

Recoverable cash advances received

As at June 30, 2021, the details of recoverable cash advances received can be summarized as follows:

(in EUR 000)	Contractual advances	Advances received	Amounts reimbursed
Sleep apnea device (6472)	1 600	1 600	450
First articles (6839)	2 160	2 160	84
Clinical trial (6840)	2 400	2 400	60
Activation chip improvements (7388)	1 467	1 467	30
Total	7 627	7 627	624

During the six months ended June 30, 2021, the Company made reimbursements totaling €0.1 million (2020: €0.0 million). The Company did not receive any new amounts during the six months ended June 30, 2021.

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

As at
	June 30	December 31
(in EUR 000)	2021	2020
Contract 6472	1 473	1 421
Contract 6839	2 471	2 214
Contract 6840	2 725	2 592
Contract 7388	1 731	1 683
Total recoverable cash advances	8 400	7 910
Non-current	7 746	7 419
Current	654	491
Total recoverable cash advances	8 400	7 910

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) beyond 12 months as well as sales-dependent reimbursements (variable repayment) are recorded under “Non-current” liabilities. Changes in the recoverable cash advances can be summarized as follows:

	As at June 30
(in EUR 000)	2021	2020
As at January 1	7 910	7 148
Advances reimbursed (excluding interests)	(105)	-
Initial measurement and re-measurement	154	(176)
Discounting impact	441	386
As at June 30	8 400	7 358

16.	Trade payables

	As at
	June 30	December 31
(in EUR 000)	2021	2020
Payables	2 814	815
Invoices to be received	2 153	375
Total Trade payables	4 967	1 190

The increase in total trade payables of €3.8 million as at June 30, 2021 is mainly due to the increase in payables of €2.0 million due to an increase in operating activities and due to transaction costs (€1.4 million in invoices to be received) that were incurred in relation to the initial public offering in the United States of its ordinary shares.

17.	Other payables

	As at
	June 30	December 31
(in EUR 000)	2021	2020
Holiday pay accrual	356	376
Salary	441	382
Accrued expenses	1 356	1 244
Other	4 276	2 121
Total other payables	6 429	4 123

The increase of other payables as of June 30, 2021, compared to December 31, 2020, is mainly due to the increase of liability related to a variable compensation (€3.7 million at June 30, 2021 and €1.8 million at December 31, 2020) of a cash-settled share-based payment transaction.

On July 12, 2021, ActuaRisk Consulting SRL issued an invoice related to its variable compensation for a total amount of €3.7 million.

18.	Results of operation

Revenue and cost of goods sold

In the six-months ended June 30, 2021, the Company generated revenue for the amount of €0.4 million (2020: €0.0 million). Revenue is recognized at a point in time upon satisfaction of the performance obligation, being the moment control over the Genio® system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. For certain customers, control may be transferred upon shipment to the customer in case the incoterms are Ex-Works. The revenue from the Genio® system may consist of individual products or a bundle of products in the form of a kit. The revenue is then recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange of the Genio® system. In determining the transaction price for the sale of the Genio® system, the Company considers the effects of variable consideration. The sales were generated in Germany (€0.3 million), Spain and Belgium.

Cost of goods sold for the six-months ended June 30, 2021 and 2020:

	For the six months ended June 30
(in EUR 000)	2021	2020
Purchases of goods and services	87	-
Inventory movement	28	-
Total cost of goods sold	115	-

Operating expenses

The tables below detail the operating expenses for the six months ended June 30, 2021 and 2020:

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
General and administrative expenses	4 777	-	4 777
Research and development	1 810	(555)	1 255
Clinical expenses	3 715	(3 084)	631
Manufacturing expenses	2 422	(251)	2 171
Quality assurance and regulatory expense	856	(214)	642
Patents fees & related expenses	793	-	793
Therapy development expenses	1 502	-	1 502
Other operating expenses/(income)	(281)	378	97
For the six months ended June 30, 2021	15 594	(3 726)	11 868

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
General and administrative expenses	2 400	-	2 400
Research and development expenses	662	(606)	56
Clinical expenses	1 900	(1 391)	509
Manufacturing expenses	1 407	(1 200)	207
Quality assurance and regulatory expenses	596	(510)	86
Patents fees & related	265	(158)	107
Therapy development expenses	761	-	761
Other operating expenses/(income)	(525)	341	(184)
For the six months ended June 30, 2020	7 466	(3 524)	3 942

General and Administrative expenses

	For the six months ended June 30
(in EUR 000)	2021	2020
Staff costs	666	1 027
Consulting and contractors' fees	2 941	620
Legal fees	132	18
Rent	125	52
Facilities	70	42
Depreciation and amortization expense	351	248
ICT	165	66
Travel	110	85
Other expenses	217	242
Total general and administrative expenses	4 777	2 400

General and administrative expenses increased by €2.4 million, or 99%, from €2.4 million for the six months ended June 30, 2020 to €4.8 million for the six months ended June 30, 2021 mainly due to an increase in consulting and contractors’ fees. The increase in consulting and contractors’ fees includes variable compensations for an amount of €0.3 million for the six months ended June 30, 2020 and €1.9 million for the six months ended June 30, 2021 related to a cash-settled share based payment transaction and an increase of consultant services to support the company in legal, finance, tax and IT matters.

On July 12, 2021, ActuaRisk Consulting SRL issued an invoice related to its variable compensation for a total amount of €3.7 million.

Research and Development expenses

	For the six months ended June 30
(in EUR 000)	2021	2020
Staff costs	856	562
Outsourced developments	468	56
Consulting and contractors' fees	28	-
Depreciation and amortization expense	417	7
Travel	14	1
Other	27	36
Capitalized costs	(555)	(606)
Total research and development expenses	1 255	56

Before capitalization of €0.6 million for the six months ended June 30, 2021 and €0.6 million for the six months ended June 30, 2020, research and development expenses increased by €1.1 million or 173%, from €0.7 million for the six months ended June 30, 2020, to €1.8 million for the six months ended June 30, 2021, due to an increase in staff and consulting costs to support our R&D activities. The Company started as of January 2021 to amortize its intangible assets. This explains the significant increase of depreciation expenses for the six months ended June 30, 2021, compared to the six months ended June 30, 2020.

Clinical expenses

Before capitalization of €3.1 million for the six months ended June 30, 2021, and €1.4 million for the six months ended June 30, 2020, clinical expenses increased by €1.8 million, or 96%, from €1.9 million for the six months ended June 30, 2020 to €3.7 million for the six months ended June 30, 2021. The increase in the expenses was mainly due to an increase in staff and consulting to support the completion of the BETTER SLEEP trial implantations, continuous recruitment for the EliSA trial and the ongoing DREAM IDE trial in the United States.

Manufacturing expenses

	For the six months ended June 30
(in EUR 000)	2021	2020
Staff costs	663	477
Consulting and contractors' fees	75	-
Manufacturing	1 459	807
Travel	14	56
Other	211	67
Capitalized costs	(251)	(1 200)
Total manufacturing expenses	2 171	207

Before capitalization of €0.3 million for the six months ended June 30, 2021 and €1.2 million for the six months ended June 30 , 2020, manufacturing expenses increased by €1.0 million, or 72 % from €1.4 million for the six months ended June 30, 2020 to €2.4 million for the six months ended June 30, 2021. The increase in the expenses was mainly due to an increase in staff, in production and engineering team to support capacity and yield improvement. In addition, manufacturing expenses increased for the six months ended June 30, 2021, compared to the six months ended June 30, 2020 due to the increase in demand of our Genio® system for non-commercial purposes (clinical trials, development activities, etc.) and, therefore, the increase of production costs associated.

Quality assurance and Regulatory expenses

Before capitalization of €0.2 million for the six months ended June 30, 2021 and €0.5 million for the six months ended June 30 , 2020, quality assurance and regulatory expenses increased by €0.3 million, or 44 % from €0.6 million for the six months ended June 30, 2020 to €0.9 million for the six months ended June 30, 2021. The increase in the expenses was mainly due to an increase in staff and QA & regulatory activities to support manufacturing scaling up process.

Patents and Therapy development expenses

Before capitalization of €0.2 million for the six months ended June 30, 2020, patent fees and related expenses increased by €0.5 million, or 199 % from €0.3 million for the six months ended June 30, 2020, to €0.8 million for the six months ended June 30, 2021 due to expenses related the in-licensing agreement with Vanderbilt University.

Therapy development expenses increased by €0.7 million or 97 % from €0.8 million for the six months ended June 30, 2020 to €1.5 million for the six months ended June 30, 2021. The increase in the expenses was mainly due to an increase in staff and consulting, to support the launch of the commercialization in Europe.

Other operating expenses

The Company had other operating expenses of €0.1 million for the six months ended June 30, 2021 and had other operating income of €0.2 million for the six months ended June 30, 2020, the evolution being mainly due to the impact of the initial measurement and re-measurement of the financial debt. The impact of the recoverable cash advances is further detailed in note 15. The other operating expenses contain the R&D Incentive (Australia) that relates to an incentive to be received on development expenses incurred by the subsidiary in Australia. For the six months period ended June 30, 2021, €0.4 million has been deducted from the expenses capitalized and for the six months period ended June 30, 2020, €0.3 million has been deducted from the expenses capitalized in relation to this R&D Incentive.

19.	Earnings Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for June 2020 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.

For the six months ended June 30
	2021	2020
As at June 30, after conversion and share split
Outstanding common shares at period-end	22 167 609	16 979 000
Weighted average number of common shares outstanding	22 108 001	16 387 287
Number of shares resulting of the exercise of outstanding warrants	937 500	1 126 000

Basic and Diluted EPS for the six-month periods ended June 30, 2021 and 2020 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the six months ended June 30
	2021	2020
Loss of year attributable to equity holders (in EUR)	(12 608 000)	(4 300 000)
Weighted average number of common shares outstanding (in units)	22 108 001	16 387 287
Basic earnings per share in EUR (EUR/unit)	(0.570)	(0.262)
Diluted earnings per share in EUR (EUR/unit)	(0.570)	(0.262)

20.	Other commitments

The Company has granted in October 2020 an amount of €0.5 million towards an institute under the Company’s Sponsored Grant Program. The institute will have to perform over a total period of two years certain clinical and research activities and training and education activities. The future payment commitments amount to €0.4 million at December 31, 2020 which will be paid quarterly in instalments over the remaining period if the institute performs its activities. During the six-month period ended June 30, 2021, the Company recognized €0.2 million in Therapy Development expenses.

21.	Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes.

Remuneration of Key Management

The remuneration of the senior management consists of the remuneration of the CEO of the Company for the six months ended June 30:

	For the six months ended June 30
(in EUR 000)	2021	2020
Short-term remuneration & compensation	145	225
Share based payment	-	468
Total	145	693

During the six months period June 30, 2021 and 2020, ActuaRisk Consulting, a company owned by a member of the executive management, invoiced the Company SA for an amount of €0.1 million and €0.1 million, respectively, for consulting services. The €0.1 million invoiced in the first six months of 2020 mainly relate to fixed compensation. The Company also recognized a share-based payment expense of €0.3 million and €1.9 million for the six months ended June 30, 2020 and 2021, respectively, related to a cash-settled share-based payment transaction.

On July 15, 2021, the board of directors, based on the recommendation of the remuneration committee, approved an exceptional one-off bonus to Olivier Taelman, CEO, for the success of the Nasdaq IPO, in an amount of €0.2 million.

On August 27, 2021, the board of directors approved a revised remuneration package for Olivier Taelman, CEO, effective as of September 1, 2021.

No loans or other guarantees have been given to a member of the executive management team.

Transactions with Non-Executive Directors and Shareholders:

	For the six months ended June 30, 2021		For the six months ended June 30, 2020
(in EUR 000)	Consulting Services	Board Remuneration	Consulting Services	Board Remuneration
Cochlear	-	-	-	-
Noshaq	-	-	-	-
MINV SA	17	-	50	-
Man & Science SA	-	-	2	-
Medtech execs LLC	-	-	-	7
Donald Deyo	-	21	-	-
Robert Taub	-	41	-	-
Kevin Rakin	-	22	-	-
Pierre Gianello	-	21	-	-
Jan Janssen	-	21	-	-
Jurgen Hambrecht	-	22	-	-
Total	17	148	52	7

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which they agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. A new Statement of Work was entered into on June 8, 2020. Under this agreement, Cochlear is working with the Company in developing and enhancing the next generation implantable stimulator. This collaboration agreement did not lead to any financial impact for the six months ended June 30, 2021 and 2020, compared to €1.3 million as at December 31, 2020.

22.	Events after the Balance-Sheet Date

On July 7, 2021, the Company closed its initial public offering in the United States (the “Offering”) of 2,835,000 ordinary shares at a price to the public of US$30 per share for total gross proceeds of US$85.1 million before deducting underwriting discounts and commissions and estimated offering expenses. In addition, he underwriters of the Offering exercised their option to purchase additional shares in full. The option to purchase additional shares granted to the underwriters was for the purchase of up to an additional 425,250 new ordinary shares, at the public offering price of US$30 per share, before underwriting discounts and commissions. On July 9, 2021, the Company closed the exercise of this option. This exercise brought the total gross proceeds of the Offering to US$97.8 million before deducting underwriting discounts and commissions and estimated offering expenses.

On July 9, 2021, pursuant to the exercise of warrants, the Company issued 10,000 new shares for an aggregate capital increase of €0.1 million (including share premium).

On July 12, 2021, ActuaRisk Consulting SRL issued an invoice related to its variable compensation, a cash-settled share-based payment transaction, for a total amount of €3.7 million.

On July 15, 2021, the board of directors, based on the recommendation of the remuneration committee, approved an exceptional one-off bonus to Olivier Taelman, CEO, for the success of the Nasdaq IPO, in an amount of €0.2 million.

On August 27, 2021, the Board approved a new ESOP plan. The Board, in the framework of the authorized capital and with cancellation of the pre-emption rights of existing shareholders, can issue up to 1.4 million warrants. Each warrant shall entitle its holder to subscribe for one share upon exercise of the warrant, so the Company can issue up to 1.4 million shares as a result of the exercise of the warrants. In principle, the warrants will vest in four tranches with the first tranche to vest upon grant and thereafter annually. The exercise price of a warrant will in principle be equal to the lowest of (i) the last closing price of the Company's share on Euronext Brussels prior to the date on which the warrant is offered, or (ii) the average closing price of the Company's share on Euronext Brussels over the 30-day period preceding the date on which the warrant is offered. The remainder of the terms of the warrants are similar to the terms of the previous ESOP plans.

Responsibility statement

We certify that, to the best of our knowledge,

a)	the condensed consolidated interim financial statement, prepared in accordance with the applicable standards for financial statements, give a true and fair view of the assets, liabilities, financial position and results of the Company and the undertakings included in the consolidation taken as a whole; and

b)	this interim management report provides a true and fair overview of the development, results and the position of the Company and the undertakings included in the consolidation taken as a whole, as well as a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, 27 August 2021

On behalf of the board of directors

Robert Taub, Chairman	Olivier Taelman, CEO